SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2003 RESULTS
(Rio de Janeiro - September 10, 2003) - PETRÓLEO BRASILEIRO S.A. -
PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

Our consolidated balance sheet for the first half of 2003 includes the balance sheets of Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Pérez Companc S.A. (PECOM)) and of Petrolera Entre Lomas - PELSA (formerly known as Petrolera Pérez Companc S.A.) as of May 13, 2003, the date on which Argentina’s antitrust regulatory agency, the Comisión Nacional de Defensa de la Competencia (the National Agency for Defense of Competition, or CNDC) approved our acquisition of 58.62% of the shares of PEPSA and 39.67% of the shares of PELSA. Because we consolidated the financial statements of PEPSA and PELSA as of a date approximately one month before the close of our balance sheet date, the consolidation of PEPSA and PELSA did not have an effect on our statements of income. Therefore, our consolidated statements of income for the first half of 2003 do not include income statement information for PEPSA or PELSA. Our statements of income for the nine-month period ended September 30, 2003 will include such information as of May 13, 2003.

  Consolidated sales of products and services totaled U.S.$ 19,986 million for the first half of 2003, a 22.6% increase from U.S.$ 16,305 million for the first half of 2002. Net operating revenues totaled U.S.$ 14,430 million for the first half of 2003, a 34.3% increase from net operating revenues of U.S.$ 10,743 million during the first half of 2002. The increases in consolidated sales of products and services and net operating revenues were primarily a result of the increase in prices of oil products in the international markets, and to a lesser extent, an increase in sales volume of oil products outside Brazil.

  Consolidated net income for the first half of 2003 increased from U.S.$ 1,486 million for the first half of 2002 to U.S $ 3,768 million for the first half of 2003, primarily due to the 34.3% increase in net operating revenues and the cumulative effect of a change in accounting principles adopted in the first half of 2003 relating to future liabilities for site restoration costs, which generated a gain of U.S.$ 697 million, net of taxes.

  Earnings per share for the first half of 2003 increased to U.S.$ 3.44 per share, as compared to earnings per share of U.S.$ 1.37 for the first half of 2002.

  Net debt on June 30, 2003, had increased 16.0% primarily due to the inclusion of PEPSA’s net debt in the amount of U.S.$ 1,866 million and the additional U.S. $750 million debt raised in May, 2003.

  In the first half of 2003, our domestic production of crude oil and natural gas liquids (NGL) increased approximately 2.2% when compared to the first half of 2002, reaching an average of 1,543 thousand barrels of oil equivalent per day.

COMMENTS FROM THE CEO, MR. JOSÉ EDUARDO DE BARROS DUTRA

In the first half of 2003, we effectively adapted our pricing policy in response to volatility in the prices of crude oil and oil products in the international markets.

The financial results for the first half of 2003 include a U.S.$ 226 million provision for losses related to our investments in thermoelectric power plants and a lower of cost or market adjustment in the amount of U.S.$ 114 million with respect to gas turbo-generators (turbines), which we originally expected to use in connection with our thermoelectric projects but which we no longer intend to use for such projects .

The increase in our average crude oil and natural gas production during the first half of 2003 to 2,146 thousand barrels per day represented an important operational achievement. In addition, we made important discoveries which we expect will have a positive impact on the quantity of our crude oil and natural gas reserves.

Our capital expenditures of U.S.$ 2,532 million in the first half of 2003 represented a 6.4% increase over capital expenditures of U.S.$ 2,379 million in the first half of 2002. Most of these expenditures were directed toward increasing our crude oil and natural gas production capacity. In line with our strategic objectives, we continued increasing the share of crude oil produced in Brazil and refined by us.

Our return to the international capital markets during the first half of 2003 represented a milestone in our financing objectives. During the first half of 2003, we raised U.S.$ 2.3 billion in corporate financings, and contracted an additional U.S.$ 1 billion through project finance arrangements. With the level of financing secured during the period, we have fulfilled the goals established in our investment program. Our successful financing program indicates not only consistent improvement in our ability to access capital markets, but also reinforces the confidence investors have shown in us and our ability to achieve positive financial results. It also reflects a significant improvement in the international perception of “Brazilian risk” and the success of the country’s current economic policies.

I would also like to highlight our notable achievements with regard to social responsibility, health, safety and the environment. We continue to reduce the number of fatalities, oil spills and other accidents resulting from our operations.

Finally, I would like to take this opportunity to reiterate my belief in our ability to overcome the challenges we face. We will continue to contribute to the communities in which we operate, bringing progress and economic growth, respecting the environment and fulfilling our social obligations, without losing our focus on profitability and generation of shareholder value.

Financial Data

Financial Highlights

				U.S. $ million (except earnings per share or unless otherwise noted)
				For the first half of
1Q-2003	2Q-2003	2Q-2002	Income statement data	2003	2002
9,578	10,408	8,829	Sales of products and services	19,986	16,305
7,043	7,387	6,014	Net operating revenues	14,430	10,743
156	160	(509)	Financial income (expense), net	316	(389)
2,309	1,459	873	Net income	3,768	1,486
			Basic and diluted earnings per common and preferred share
1.47	1.33	0.80	Before effect of change in accounting principle	2.80	1.37
2.11	1.33	0.80	After effect of change in accounting principle	3.44	1.37
			Other data
56.1	47.5	50.4	Gross margin (%) (1)	51.7	49.2
32.8	19.8	14.5	Net margin (%) (2)	26.1	13.8
48	46	45	Net debt/(Net debt + Stockholders’ equity) (%)(3)	46	45
69	66	67	Debt to equity ratio (%)(4)	66	67

(1)	Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin is calculated as net income divided by net operating revenues.
(3)	Net debt includes short-term debt, long-term debt, capital lease obligations and project financings, less cash and cash equivalents and Junior Notes in the amount of U.S.$ 289 million.
(4)	Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders’ equity.
	U.S. $ million
Balance sheet data	06.30.2003	12.31.2002%		06.30.2002
Total assets	45,727	32,018	42.8	33,186
Total debt (1)	18,911	14,680	28.8	13,447
Current	3,238	1,986	63.0	2,032
Long-term	15,673	12,694	23.5	11,415
Net debt(2)	13,023	11,229	16.0	8,991
Stockholders’ equity (3)	15,346	9,301	65.0	11,104
Total capitalization (3) (4)	34,257	23,981	42.9	24,551

(1)	Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2)	Net debt includes short-term debt, long-term debt, capital lease obligations and project financings, less cash and cash equivalents and Junior Notes in the amount of U.S.$ 289 million.
(3)

Stockholders’ equity includes unrecognized losses in the amount of U.S.$ 1,674 million as of June 30 of 2003, U.S.$ 1,361 million as of December 31, 2002 and U.S.$ 1,523 million as of June 30, 2002, in each case related to an “Amount not recognized as net periodic pension cost”.

(4)	Total capitalization means stockholders’ equity plus total debt

Our net debt totaled U.S. $13,023 million at June 30, 2003, a 16.0% increase from net debt of U.S. $ 11,229 million at December 31, 2002, primarily due to the inclusion of PEPSA’s net debt of U.S.$ 1,866 million in our net debt totals and our issuance of U.S. $750 million in debt in the international capital markets during the first half of 2003.

Our short-term debt increased by 63.0% from U.S.$ 1,986 million at December 31, 2002 to U.S.$ 3,238 million at June 30, 2003, primarily as a result of the inclusion of U.S. $ 481 million of PEPSA’s short term as part of our short term debt totals.

OPERATING HIGHLIGHTS

				For the first half of
1Q-2003	2Q-2003	2Q-2002		2003	2002
			Average daily crude and gas production
1,613	1,775	1,564	Crude oil and NGLs (Mbpd) (1)	1,695	1,545
1,573	1,512	1,531	Brazil	1,543	1,510
40	263	33	International	152	35
1,698	2,226	1,686	Natural gas (Mmcfpd) (2)	1,962	1,686
1,494	1,452	1,560	Brazil	1,470	1,566
204	774	126	International	492	120
			Crude oil and NGL average sales price (U.S. dollars per bbl)
29.68	25.21	23.19	Brazil	27.56	20.42
31.07	23.39	23.81	International	27.82	20.54
			Natural gas average sales price (U.S. dollars per Mcf)
1.57	1.81	1.31	Brazil	1.69	1.38
1.72	1.03	1.37	International	1.67	1.33
			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas - Brazil
8.45	8.17	6.97	Including government take (3)	8.31	6.85
2.85	3.45	2.92	Excluding government take (3)	3.15	3.17
1.97	1.90	2.22	Crude oil and natural gas - International	1.93	1.99
			Refining costs (U.S. dollars per boe)
0.98	1.11	1.03	Brazil	1.04	1.00
1.07	1.10	0.96	International	1.08	0.99
			Refining and marketing operations (Mbpd)
2,047	2,085	2,022	Primary Processed Installed Capacity	2,085	2,022
			Brazil
1,956	1,956	1,931	Installed capacity	1,956	1,931
1,623	1,605	1,624	Primary throughput	1,614	1,643
83%	82%	82%	Utilization	83%	84%
			International
91	129	91	Installed capacity	129	91
70	115	34	Primary throughput	88	47
70%	89%	79%	Utilization	68%	68%
			Domestic crude oil as % of total feedstock
80	82	77	Processed	81	79
			Imports (Mbpd)
321	269	360	Crude oil imports	295	321
111	127	161	Oil product imports	119	148
72	95	50	Import of gas, alcohol and others	84	65
225	203	287	Crude oil exports	214	224
226	231	269	Oil product exports	228	205
53	57	15	Net imports	56	105

(1)	Includes production from shale oil reserves.
(2)	Does not include natural gas liquified. Includes reinjected gas.
(3)	Government take includes royalties, special government participation and rental of areas.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and natural gas production increased 2.2% to 1.543 thousand barrels per day for the first half of 2003 as compared to 1.510 thousand barrels per day for the first half of 2002, largely due to the start-up of six wells in the Marlim field, two wells in the Espadarte (ESPF) field and installation of the production system in the Marlim Sul field, which currently has ten producing wells. The start-up of FPSO Brazil in the Roncador field in December 2002, and the start-up of production in the Jubarte field in October 2002 and the Coral field in February 2003, also contributed to increased production in the first half of 2003.

In the first half of 2003, international crude oil and natural gas production increased 334.3% to 152 million cubic feet per day for the first half of 2003 as compared to 35 million cubic feet per day for the first half of 2002, principally due to the inclusion of production from Petrolera Santa Fe, PELSA and PEPSA in Argentina into our production results, and increased production in Bolivia resulting from increased demand for natural gas in that country during the period. Part of this increase was offset by the expected reduction in mature fields in Angola, Colombia and the United States.

Lifting Costs

Our lifting costs in Brazil, excluding government take decreased 0.63% in the first half of 2003 to US$ 3.15 per barrel of oil equivalent from US$ 3.17 per barrel of oil equivalent for the first half of 2002. This decrease mainly reflected the translation effect of costs incurred in local currency into U.S. dollars, as a result of the devaluation of the Real against the U.S. dollar and the decreased usage of contracted drilling rigs for exploration and drainage of crude oil in the Marlim, Albacora, Enchova, Linguado and Pampo fields.

Our lifting costs in Brazil, including government take, increased 21.3% to US$ 8.31 per barrel of oil equivalent for the first half of 2003 from US$ 6.85 per barrel of oil equivalent for the first half of 2002, due to the new special participation charge assessed to the greater volume of production from the Marlim Sul field. The increase was also a result of the inclusion of the Canto do Amaro and Roncador field in the list of fields subject to the special participation tax and to the increase in domestic reference prices for domestic crude oil.

Our international lifting costs decreased 3.0% to US$ 1.93 per barrel of oil equivalent for the first half of 2003, as compared to US$ 1.99 per barrel of oil equivalent for the first half of 2002. This decrease was primarily due to the decrease in maintenance expenses at the Arauca field, and to lower consumption of natural gas and diesel oil at the Upia field, both in Colombia.

Refining costs

Domestic unit refining costs in the first half of 2003 increased 4.0% to US$ 1.04 per barrel of oil equivalent for the first half of 2003 as compared to US$ 1.00 per barrel of oil equivalent for the first half of 2002, mainly reflecting the translation effect of costs incurred in Reais into U.S. dollars resulting from the devaluation of the Real against the U.S. dollar.

In the first half of 2003, our international unit refining costs increased 9.1% to US$ 1.08 per barrel of oil equivalent for the first half of 2003, as compared to US$ 0.99 per barrel of oil equivalent for the first half of 2002, due to an increase in maintenance expenses and unscheduled stoppages expenses, as a consequence of a change in accounting principles adopted in November 2002 by our international subsidiaries to conform to accounting principles adopted by us for treatment of turnaround costs.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2003 COMPARED TO THE FIRST HALF OF 2002

The comparison between our results of operations for the first half of 2003, as compared to the first half of 2002, has been significantly impacted by the fact that the average Real/U.S. dollar exchange rate in the first half of 2003 was 32.5% higher than the average Real/U.S. dollar exchange rate in the first half of 2002. For ease we refer to this change in average exchange rate as the “32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002.”

Because we consolidated the financial statements of PEPSA and PELSA as of a date approximately one month before the close of our balance sheet date, the consolidation of PEPSA and PELSA did not have an effect on our statements of income. Therefore, our consolidated statements of income for the first half of 2003 do not include income statement information for PEPSA or PELSA

Revenues

Net operating revenues increased 34.3% to U.S.$ 14,430 million for the first half of 2003, as compared to net operating revenues of U.S.$ 10,743 million for the first half of 2002. This increase was primarily attributable to the increase in the price of certain oil products in the international markets (the average price of Brent crude oil, an international benchmark oil, increased 24.6% from U.S. $23.09 during the first half of 2002 to U.S. $ 28.77 during the first half of 2003), which increase was partially passed through to Brazilian consumers. The increase in net operating revenues was also attributable, to a lesser extent, to a 5.3% increase in sales volume outside Brazil, which includes both international sales and exports. These increases were partially offset by a 5.4% decrease in sales volume in the domestic market, primarily due to a decrease in Brazilian consumer demand. Consolidated sales of products and services increased 22.6% to U.S.$ 19,986 million for the first half of 2003, as compared to U.S.$ 16,305 million for the first half of 2002, primarily as a result of the increase in the price of certain oil products in the international markets.

Included in sales of products and services are the following amounts which we collected on behalf of the Brazilian federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 16.6% to U.S.$ 3,026 million for the first half of 2003, as compared to U.S.$ 2,596 million for the first half of 2002, primarily due to the increase in sales of products and services; and

  CIDE, the per-transaction tax due to the federal government, which decreased 14.7% to U.S.$ 2,530 million for the first half of 2003, as compared to U.S.$ 2,966 million for the first half of 2002. This decrease was primarily attributable to the 32.5% decrease in the value of the Real against the U.S. dollar and a 5,4% decrease in domestic sales volume, in each case in the first half of 2003, as compared to the first half of 2002. This decrease was partially offset by an increase in the CIDE rate charged on certain oil products.

Cost of sales

Cost of sales for the first half of 2003 increased 27.8% to U.S.$ 6,972 million, as compared to U.S.$ 5,456 million for the first half of 2002. This increase was principally a result of:

  an increase in cost of imports of U.S.$ 661 million, which increase took place despite the fact that our volume of imports decreased, and which was primarily attributable to the increase of crude oil and oil product prices in the international markets;

  a net increase in cost of sales outside Brazil of approximately U.S.$ 97 million, attributable to an increase in our sales volume in the international markets; and,

  an increase in taxes and charges imposed by the Brazilian government which amounted to U.S.$ 1,603 million for the first half of 2003, as compared to U.S.$ 888 million for the first half of 2002. These taxes and charges included the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) which increased to U.S.$ 826 million for the first half of 2003, as compared to U.S.$ 394 million for the first half of 2002, as a result of our increased production of crude oil during the first half of 2003.

These increases were partially offset by:

  a decrease of approximately U.S.$ 208 million in cost of sales related to the 5.4% reduction in our domestic sales volumes; and

  the effect on our cost of sales as expressed in U.S. dollars of the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization relating to exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased 9.9% to U.S.$ 758 million for the first half of 2003, as compared to U.S.$ 841 million for the first half of 2002. This decrease was primarily attributable to the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002, and was partially offset by the effect of the 2.2% increase in production of crude oil and NGL.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes decreased 3.8% to U.S. $ 201 million for the first half of 2003, as compared to U.S.$ 209 million for the first half of 2002. This decrease was primarily attributable to the effect of the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002. The decrease in exploration costs, including exploratory dry holes, was partially offset by an increase of approximately U.S.$ 19 million in geological and geophysical expenses and U.S.$ 17 million of abandonment costs which had been recorded under depreciation, depletion and amortization in 2002.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased 4.1% to U.S.$ 904 million for the first half of 2003, as compared to U.S.$ 943 million for the first half of 2002.

  Selling expenses decreased 11.7% to U.S.$ 468 million for the first half of 2003, as compared to U.S.$ 530 million for the first half of 2002. This decrease was primarily attributable to the effect of the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002, and was partially offset by the increase of approximately U.S.$ 53 million in expenses related to transportation costs of oil products.

  General and administrative expenses increased 5.6% to U.S.$ 436 million for the first half of 2003, as compared to U.S.$ 413 million for the first half of 2002. This increase was primarily attributable to an increase of U.S.$ 28 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities, an increase of U.S.$ 24 million in expenses related to our profit sharing program and an U.S.$ 23 million in expenses related to employee training. This increase in general and administrative expenses was partially offset by the effect of 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002.

Research and development expenses

Research and development expenses increased 28.2% to U.S.$ 91 million for the first half of 2003, as compared to U.S.$ 71 million for the first half of 2002. This increase was primarily related to our additional investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 37 million, and was partially offset by the effect of the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 102 million for the first half of 2003, as compared to a loss of U.S.$ 42 million for the first half of 2002. This increase was mainly attributable to a gain of U.S.$ 38 million for the first half of 2003, as compared to a loss of U.S.$ 42 million for the first half of 2002, related to the financial results of our equity investments in Compañia Mega, an Argentine company that is engaged in natural gas activities, and which was adversely affected by the devaluation of the Argentine Peso against the U.S. dollar in the first half of 2002. The increase in equity in results of non-consolidated companies was also attributable to a gain of U.S.$ 44 million during the first half of 2003 from our investments in natural gas distribution and petrochemical companies.

Financial income

We derive financial income from several sources, including:

  interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits;

  long-term government securities that we acquired as a result of the privatization of our petrochemical assets; and

  government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 68.4% to U.S.$ 213 million for the first half of 2003 as compared to U.S.$ 674 million for the first half of 2002. This decrease was primarily attributable to:

  a reduction in financial interest income from short-term investments, which declined 95.2% to U.S.$ 22 million for the first half of 2003, as compared to U.S.$ 453 million for the first half of 2002, primarily due to the appreciation in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002; and

  a reduction in financial interest income from Government securities (National Treasury Bonds), which were transferred last year to PETROS, our pension plan for employees, to reduce our pension liability, which decreased 80.6% to U.S.$ 13 million for the first half of 2003, as compared to U.S.$67 million for the first half of 2002.

Financial expense

Financial expense increased 24.4% to U.S.$ 556 million for the first half of 2003, as compared to U.S.$ 447 million for the first half of 2002.This increase was primarily attributable to the increase in our debt.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 659 million for the first half of 2003, as compared to a loss of U.S.$ 616 million for the first half of 2002. Approximately 89% of our indebtedness was denominated in foreign currencies during each of the first half of 2003 and the first half of 2002. The increase in monetary and exchange variation on monetary assets and liabilities, net was primarily attributable to the effect of a 23.0% appreciation of the Real against the U.S. dollar during the first half of 2003, as compared to an 18.4% devaluation of the Real against the U.S. dollar during the first half of 2002.

Employee benefit expense

Employee benefit expense consists of financial costs relating to pension and other post-retirement benefits. Our employee benefit expense remained constant at U.S.$ 262 million for the first half of 2003, as compared to the first half of 2002. The increase in the provision of U.S.$ 64 million resulting from the annual actuarial calculation of the pension plan liability, was offset by the effect of the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 18.0% to U.S.$ 146 million for the first half of 2003, as compared to U.S.$ 178 million for the first half of 2002. This decrease was primarily attributable to the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002, and was partially offset by an increase of U.S.$ 31 million in the CPMF, a tax payable in connection with certain financial transactions.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the first half of 2003 increased to U.S.$ 580 million, as compared to an expense of U.S.$ 37 million for the first half of 2002. The most significant charges for the first half of 2003 were:

  a U.S.$205 million provision for losses related to our investments in certain thermoelectric power plants in consideration of the fact that despite decreased demand and low energy prices, we have contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

  a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines, which we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects;

  a U.S.$81 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 39 million expense for general advertising and marketing expenses unrelated to direct revenues;

The most significant nonrecurring charge for the first half of 2002 was an expense of U.S.$ 49 million for contractual contingencies relating to thermoelectric power plants.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased 112.0% from U.S.$ 2,315 million for the first half of 2002, to U.S.$ 4,907 million for the first half of 2003. As a result, we recorded an income tax expense of U.S.$ 1,644 million for the first half of 2003, a 78.1% increase from an expense of U.S.$ 923 million for the first half of 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 5 to our unaudited consolidated financial statements as of June 30, 2003.

Cumulative effect of change in accounting principle

In the first quarter of 2003, we generated a gain of U.S.$697 million (net of U.S.$359 million of taxes) resulting from the adoption of SFAS No. 143 - Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing site restoration costs under SFAS 143, as compared with the method required by SFAS 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies. Under SFAS 19, we had accrued upstream site restoration costs ratably over the productive lives of the assets. Under SFAS 143, we record the fair value of asset retirement obligations as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. The income adjustment described above resulted from reversing the higher liability accumulated under SFAS 19 in order to adjust it to a lower present value amount resulting from transition to SFAS 143. This amount being reversed in transaction, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years. Please see Note 3 to our unaudited consolidated financial statements as of June 30, 2003.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from the Federal Government has been used to accumulate the impact on us of the federal government's regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, we had the right to offset amounts owed to the federal government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the federal government issued National Treasury Bonds - Series H in our name, which were placed with a federal depositary to support the balance of this account. On June 27, 2003, the National Treasury Department Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, expired on June 30, 2003 and held in guarantee of payment of an eventual negative balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same characteristics but expiring on June 30, 2004. The value of the outstanding bonds at June 30, 2003 was US$ 59 million.

The federal government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002 are subject to audits by the National Petroleum Agency - ANP, and the results of the audit will be the basis for the settlement of the account with the federal government. The settlement of accounts with the federal government, should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13, 2002, amended by Decree No. 4491 of November 29, 2002. On June 26, 2003, Provisional Measure 123, Article 11, extended the term of settlement of accounts involving reciprocal debts and credits between us and the federal government to June 30, 2004, and in so doing, automatically extended the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

As a result of the deregulation of the Brazilian oil and gas market and applicable legislation, effective January 2, 2002, the Petroleum and Alcohol Account is no longer to be used to reimburse expenses related to the supply of oil products and alcohol to us and third parties.

The balance of the Petroleum and Alcohol Account at June 30, 2003 represents a credit to us against the federal government in the amount of U.S.$ 236 million, an increase of 29.7% or U.S.$ 54 million when compared with the balance at December 31, 2002.

The following summarizes the changes in the Petroleum and Alcohol Account for the first half of 2003:

U.S. $ million
June 30, 2003
Beginning balance	182
Reimbursements to third parties	5
Translation Loss	49
Ending balance	236

TAX ASSESSMENT - INTERNAL REVENUE SERVICE OF RIO DE JANEIRO

The Internal Revenue Service of Rio de Janeiro based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Internal Revenue Service filed two tax assessments against us in connection with withholding tax on foreign remittances (IRRF) of payments related to charter of vessels of movable platform types for the years 1998 and 1999 through 2002.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on us amounting to R$ 3,064 million (U.S $1,065 million) and covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (U.S. $ 32 million) with respect to 1998, against which, on March 20, 2003, we filed an appeal.

We disagree with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On July 28, 2003, we appealed the June 27 tax assessment, and have yet to receive a response from the Internal Revenue Service.

SUBSEQUENT EVENTS

In light of decreased demand and lower prices for electricity, in July 2003, we suspended our equity participation in the Termogaucha, Termoparaiba, Termoalagoas and Termosergipe thermoelectric power projects. The projects were expected to increase thermoelectric capacity by a combined 850 megawatts.

Over the last 12 months we have discovered approximately 4 billion barrels of crude oil and 419 billion cubic meters of natural gas (2.6 billion barrels of oil equivalent) in Brazil, representing a potentially recoverable total of 6.6 billion barrels of oil equivalent. The following information updates the results of ongoing evaluations in these fields which we had previously made public. Unless otherwise noted, it remains uncertain wheter the quantities discovered will ultimately prove to be commercially recoverable.

We discovered:

  150 million barrels of light crude oil (API gravity of 42 degrees) in the Sergipe/Alagoas Basin. The area is being evaluated for exploration purposes with a view to making a future declaration as to the commercial recoverability of such quantities;

  450 million barrels of light crude oil (API gravity of 40 degrees) in the Espírito Santo Basin. The area is under initial exploratory evaluation.

  1.1 billion barrels of heavy crude oil (API gravity 17 to 20 degrees) in the Campos Basin, in the following fields:

  - Jubarte and Cachalote fields (950 million barrels of crude oil). We have incorporated 500 million barrels of this total into our proved reserves;

  - Marlim Leste field (150 million barrels of crude oil (API gravity of 20 degrees); and

  435 million barrels of light crude oil in the Santos Basin, which is still under exploratory evaluation, and 419 billion cubic meters of natural gas (2.6 billion barrels of oil equivalent), of which 70 billion cubic meters had already been announced as potential reserves in April 2003.

ACQUISITION OF AN INTEREST IN PETROBRAS ENERGIA PARTICIPACIONES S.A.- PEPSA (FORMERLY KNOWN AS PEREZ COMPANC S.A.) AND PETROLERA ENTRE LOMAS S.A.(FORMERLY KNOWN AS PETROLERA PEREZ COMPANC S.A.)

On October 17, 2002, we signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundación Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. ( currently known as Petrobras Energia Participaciones S.A - PEPSA) , and Petrolera Perez Companc S.A. ( currently known as Petrolera Entre Lomas S.A.). In October 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the national antitrust agency (CNDC - Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

On May 13, 2003, the Argentine Antitrust Committee (Comissión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Deregulación y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of Petrolera Entre Lomas S.A capital stock by PETROBRAS Participações S.L., a company controlled by us. As a result of the purchase of a 39.67% interest in the capital stock of Petrolera Entre Lomas S.A, together with the pick-up of 58.62% of PEPSA’s interest in the capital stock of Petrolera Entre Lomas S.A, we have a controlling interest in PEL equal to 50.73% and thus has consolidated the entity.

The acquisition was consummated principally to expand our operations into geographical markets where we had little activity. By acquisition of PEPSA and Petrolera Entre Lomas S.A., we were able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$178 generated by the transaction is attributed principally to downstream activities.

The purchase price to be paid for market value of PEPSA and Petrolera Entre Lomas S.A was based on an economic valuation model of expected future earnings of those companies, by means of an economic valuation that considered relevant factors including the potential effects of the economic situation of Argentina. We paid US$689 in cash and US$338 in bonds to the Perez-Companc family for the shares acquired of PEPSA and Petrolera Entre Lomas S.A.

The financial statements of PEPSA and Petrolera Entre Lomas S.A. were recorded using the purchase method of accounting and the financial statements of PEPSA and Petrolera Entre Lomas S.A. were included in the consolidated PETROBRAS financial statements, beginning since May 13, 2003. The purchase price for the of PEPSA and Petrolera Entre Lomas S.A. acquisition was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

The fair value of the net assets of PEPSA and Petrolera Entre Lomas S.A were based on undiscounted future cash flow models of PEPSA and Petrolera Entre Lomas S.A.

PEPSA operates primarily in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily conducted in Argentina, Bolívia, Brazil, Ecuador, Peru and Venezuela. Petrolera Entre Lomas S.A. operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and Petrolera Entre Lomas S.A had occurred at the beginning of the periods presented:

(i) Consolidated Income Statements data for the six month period ended:

	2003		2002
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operation revenues	14,430	15,117	10,743	11,290
Costs and expenses	(8,953)	(9,395)	(7,520)	(7,932)
Financial expenses, net	316	166	(389)	(1,066)
Others	(886)	(915)	(519)	(513)
Income tax expense	(1,644)	(1,641)	(923)	(922)
Minority interest	(192)	(234)	94	307
Cumulative effect of change in accounting principles, net of taxes	697	698
Net income for the period	3,768	3,796	1,486	1,168
Basic and diluted earnings per share	3.44	3.46	1.37	1.07

(ii) Domestic and international reserves of crude oil and natural gas as of December 31, 2002:

	Oil (millions of barrels)		Gas (billions of cubic feet)
	As reported	Pro forma	As reported	Pro forma
Net proved developed reserves at December 31, 2002
	4,007.6	4,331.8	5,936.4	6,700.4
Net undeveloped reserves at December 31, 2002	4,947.3	5,217.0	3,536.4	4,085.6

	8,954.9	9,548.8	9,472.8	10,786.0

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT	U.S. $ million For the first half of
	2003	2002
Exploration and Production	3,532	1,631
Supply	830	588
Distribution	51	38
Gas and Energy	(235)	(79)
International (1)	134	(29)
Corporate	(340)	(453)
Eliminations	(204)	(210)

Net income	3,768	1,486

(1)

As of June 30, 2003, the international business segment includes the Argentine operations of Petrolera Santa Fe, which we acquired in October 2002, but excludes those of Perez Companc S.A. and Petrolera Perez Companc S.A., as the transfer of control of these entities was approved by the Argentine regulatory authorities until May 13, 2003.

Segment Information

The comparison between our results of operations has been significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average exchange rate in the first half of 2003 was 32.5% higher than the average exchange rate in the first half of 2002.

Exploration and Production

Consolidated net income for our exploration and production segment increased 116.5% to U.S.$ 3,532 million for the first half of 2003, as compared to U.S.$ 1,631 million for the first half of 2002. This increase was primarily attributable to:

  a U.S.$2,167 million increase in net operating revenues, as a result of the increase in the price of crude oil in the international markets and a 2.2% increase in production of crude oil, NGL and natural gas; and

  the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in the first half of 2003.

These effects were partially offset by a U.S.$ 528 million increase in cost of sales, primarily composed of:

  a U.S.$ 69 million increase in costs related to crude oil, natural gas and NGL volumes sold or transferred to other business segments; and

  a U.S.$ 715 million increase in taxes and charges imposed by the Brazilian government.

Supply

Consolidated net income for our supply segment increased 41.1% to U.S.$830 million for the first half of 2003, as compared to U.S.$588 million for the first half of 2002.

This increase was primarily attributable to an increase of approximately U.S.$3,140 million in net operating revenues resulting from the increase in the average price of oil products in the domestic market, which increase was partially passed through Brazillian consumers.

This increase was partially offset by:

  the increase of U.S.$2,791 million in cost of sales, mainly due to the increase in import prices of crude oil and oil products and increases in prices of products transferred from other segments, which increase took place despite the fact that the volume of oil products decreased 5% as a result of a decrease in Brazilian consumer demand.

Gas and Energy

Consolidated net income for our Gas and Energy segment registered a net loss of U.S$ 235 million for the first half of 2003, as compared to a net loss of U.S.$ 79 million for the first half of 2002. This increase in net loss was primarily attributable to:

  a U.S.$205 million provision for non-reimbursable contractual contingency payments, related to our investments in thermoelectric power plants that will come due during the remaining months of 2003;

  a U.S.$114 million expense for a lower of cost or market adjustment in thermoelectric equipment; and

  an increase of approximately U.S.$81 million in cost of sales resulting from the 12% increase in the volume of natural gas sold.

This decrease was partially offset by:

  an increase of approximately U.S.$ 192 million in net operating revenues resulting from the increase of natural gas prices and the 12% increase in the volume of natural gas sold;

  a decrease of approximately U.S.$ 186 million in debt expenses net, primarily attributable to the effect of the 23.0% appreciation of the Real against the U.S. dollar during the first half of 2003, as compared to an 18.4% devaluation of the Real against the U.S. dollar during the first half of 2002; and

  an increase of approximately U.S.$ 48 million related to the result of our equity investments in gas distribution companies.

Distribution

Consolidated net income for our distribution segment increased 34.2% to U.S$ 51 million for the first half of 2003, as compared to consolidated net income of U.S$ 38 million for the first half of 2002. This increase was primarily attributable to:

  the increase of net operating revenues in the amount of U.S.$ 473 million as a result of the increase of oil products sales prices to refineries (we increased these sales prices in order to maintain our gross margin), notwithstanding the 9% decrease of volume of oil products sold from 83.6 million barrels of oil equivalent in the first half of 2002 to 76.1 million barrels of oil equivalent in the first half of 2003 and the decrease of market share in the Brazilian oil products market from 33.2% in the first half of 2002 to 31.1% in the first half of 2003; and

  the decrease of U.S.$ 52 million in selling, general and administrative expenses, primarily attributable to the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002 .

This increase was partially offset by the increase of U.S$ 504 million in cost of sales, reflecting the increase of oil products prices to refineries.

International

Consolidated net income for our international segment increased to U.S.$ 134 million for the first half of 2003, as compared to a net loss of U.S.$ 29 million for the first half of 2002. This increase was primarily attributable to:

  an increase of approximately U.S.$ 233 million in net operating revenues resulting from the increase of oil products prices in the international markets and increases in sales volumes; and

  a U.S.$ 80 million increase in results of non-consolidated companies, including results of our equity investments in Compañia Mega, an Argentine company which generated a gain of U.S.$ 38 million during the first half of 2003 as compared to a loss of U.S.$ 42 million during the first half of 2002, as a result of the devaluation of the Argentine Peso against the U.S. dollar during the first quarter of 2002.

This increase was partially offset by a U.S.$ 134 million increase in cost of sales, mainly due to an increase in sales volumes.

Corporate

Consolidated loss for the units that make up our corporate segment decreased 33.2% to a net loss of U.S.$ 340 million during the first half of 2003, as compared to a net loss of U.S.$ 453 million during the first half of 2002. This decrease was primarily attributable to the 32.5% decrease in the value of the Real against the U.S. dollar in the first half of 2003, as compared to the first half of 2002, and was partially offset by the increase in income tax expenses during the first half of 2003.

CAPITAL EXPENDITURES

In the first half of 2003, we continued to prioritize capital expenditures directed towards the development of crude oil and natural gas production. Total capital expenditures were U.S.$ 2,532 million in the first half of 2003, representing a 6.4% increase from capital expenditures made in the first half of 2002. Of the capital expenditures incurred during the first half of 2003, U.S.$ 1,577 million (62.3%) were directed towards domestic exploration and production activities, which include our exploration and production segment and our project financings.

Activities

	U.S.$ million First half of
	2003	2002
• Exploration and Production	1,577	1,486
• Supply	608	362
• Distribution	49	95
• Gas and Energy	126	256
• International	116	121
• Corporate	56	59

Total capital expenditures	2,532	2,379

Many of our capital expenditures for the first half of 2003 and 2002 were made in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings. Our capital expenditure budget for 2003 provided in our 2003 Annual Business Plan, including project finance, is U.S.$ 7.2 billion. Below are our material project financing expenditures by project for the first half of 2003 and 2002:

Activities

	U.S.$ million First half of
Field	2003	2002
• Albacora		42
• Espadarte / Voador / Marimbá – EVM	9	74
• Cabiúnas	10	10
• Pargo / Carapeba / Garoupa / Cherne – PCGC	11
• Nova Marlim	56
• Companhia Petrolífera Marlim		42
• Others		16

	86	184

In line with our objective of increasing production, we have signed 65 agreements to invest in exploration and production development areas where we have already made commercial discoveries.

Income Statement
(Unaudited)
(in millions of U.S. dollars, except for share and per share data)

				First semester of
1Q-2003	2Q-2003	2Q-2002		2003	2002

9,578	10,408	8,829	Sales of products and services	19,986	16,305
			Less:
(1,387)	(1,639)	(1,366)	Value-added and other taxes on sales and services	(3,026)	(2,596)
(1,148)	(1,382)	(1,449)	CIDE	(2,530)	(2,966)

7,043	7,387	6,014	Net operating revenues	14,430	10,743

(3,092)	(3,880)	(2,980)	Cost of sales	(6,972)	(5,456)
(413)	(345)	(439)	Depreciation, depletion and amortization	(758)	(841)
(67)	(134)	(110)	Exploration, including exploratory dry holes	(201)	(209)

	(27)		Impairment	(27)

(460)	(444)	(490)	Selling, general and administrative expenses	(904)	(943)
(45)	(46)	(33)	Research and development expenses	(91)	(71)

(4,077)	(4,876)	(4,052)	Total costs and expenses	(8,953)	(7,520)

11	91	34	Equity in results of non-consolidated companies	102	(42)
227	(14)	387	Financial income	213	674
(252)	(304)	(235)	Financial expense	(556)	(447)
181	478	(661)	Monetary and exchange variation on monetary assets and liabilities, net	659	(616)
(116)	(146)	(111)	Employee benefit expense	(262)	(262)
(67)	(79)	(105)	Other taxes	(146)	(178)
(296)	(284)	23	Other expenses, net	(580)	(37)

(312)	(258)	(668)		(570)	(908)
2,654	2,253	1,294	Income before income taxes and minority interests and accounting change	4,907	2,315

			Income tax expense:
(916)	(596)	(451)	Current	(1,512)	(785)
(67)	(65)	(115)	Deferred	(132)	(138)

(983)	(661)	(566)	Total income tax expense	(1,644)	(923)

(59)	(133)	145	Minority interest in results of consolidated subsidiaries	(192)	94

1,612	1,459	873	Net income before accounting change effect	3,071	1,486

697			Cumulative effect of accounting change, net of income tax	697

2,309	1,459	873	Net income for the period	3,768	1,486

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
461,802,497	462,369,507	451,935,669	Preferred/ADS	462,369,507	451,935,669

			Basic and diluted earnings per share
			Common/ADS and Preferred/ADS
1.47	1.33	0.80	Before effect of change in accounting principle	2.80	1.37
2.11	1.33	0.80	After effect of change in accounting principle	3.44	1.37

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of June 30, 2003	As of December 31, 2002

	( Unaudited )
Assets
Current assets
Cash and cash equivalents	5,599	3,301
Accounts receivable, net	2,827	2,267
Inventories	3,317	2,540
Other current assets	2,248	2,089

Total current assets	13,991	10,197

Property, plant and equipment, net	27,407	18,224
Investments in non-consolidated companies and
Other investments	1,037	334

Other assets
Petroleum and Alcohol Account – Receivable from
Federal Government	236	182
Government securities	243	176
Goodwill on PEPSA	183
Unrecognized pension obligation	38	61
Advances to suppliers	416	450
Investment in Perez Companc S.A.		1,073
Others	2,176	1,321

Total other assets	3,292	3,263

Total assets	45,727	32,018

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	1,717	1,702
Short-term debt	1,494	671
Current portion of long-term debt	929	727
Current portion of project financings	474	239
Capital lease obligations	341	349
Other current liabilities	4,105	3,257

Total current liabilities	9,060	6,945

Long-term liabilities
Employees postretirement benefitsbenefits	3,297	2,423
Project financings	4,036	3,800
Long-term debt	9,870	6,987
Capital lease obligationsobligations	1,767	1,907
Other liabilities	2,036	791

Total long-term liabilities	21,006	15,908

Minority interest	315	(136)

Stockholders' equity
Shares authorized and issued:
Preferred stock –2003 - 462,369,507 (2002 –451,935,669 shares)	2,973	2,459
Common stock – 2003 and 2002 - 634,168,418 shares	4,289	3,761
Reserves and others	8,084	3,081

Total stockholders' equity	15,346	9,301

Total liabilities and stockholders’ equity	45,727	32,018

Statement of Cash Flows Data
(Unaudited)
(in millions of U.S. dollars)

				First half of
1Q-2003	2Q-2003	2Q-2002		2003	2002

			Cash flows from operating activities
2,309	1,459	873	Net income for the period	3,768	1,486
			Adjustments to reconcile net income to net cash provided by operating activities
317	414	578	Depreciation, depletion and amortization	731	1,022
34	111	67	Loss on property, plant and equipment	145	132
92	(428)	702	Foreign exchange and monetary loss	(336)	800
(697)			Cumulative effect of accounting change, net of income tax	(697)
122	161	(66)	Others	283	81

			Decrease (increase) in assets
(211)	133	(453)	Accounts receivable, net	(78)	(693)
(7)	(3)	(67)	Petroleum and Alcohol Account - Receivable from Federal Government	(10)	(57)
(366)	285	(431)	Inventories	(81)	(660)
(90)	489	(204)	Advances to suppliers	399	(283)
(158)	(9)	(490)	Others	(167)	(402)

			Increase (decrease) in liabilities
(95)	(299)	139	Trade accounts payable	(394)	164
	(223)		Taxes payable, other than income taxes	(223)	310
756	(532)	593	Income taxes	224
250	(14)	342	Other liabilities	236	411

2,256	1,544	1,583	Net cash provided by operating activities	3,800	2,311

			Cash flows from investing activities
(875)	(1,657)	(1,279)	Additions to property, plant and equipment	(2,532)	(2,379)
	231		Effect on cash from merger with subsidiaries and affiliates	231
(163)	126		Investments	(37)	(119)
(29)	(169)	(71)	Others	(198)	(17)

(1,067)	(1,469)	(1,350)	Net cash used in investing activities	(2,536)	(2,515)

(186)	392	(1,472)	Cash flows from financing activities	206	(1,864)

1,003	467	(1,239)	Increase (decrease) in cash and cash equivalents	1,470	(2,068)

197	631	(900)	Effect of exchange rate changes on cash and cash equivalents	828	(986)

3,301	4,501	6,445	Cash and cash equivalents at beginning of period	3,301	7,360

4,501	5,599	4,306	Cash and cash equivalents at the end of period	5,599	4,306

Income Statement by Segment

	First semester of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	1,131	8,426	485	638	3,750			14,430
Inter-segment net operating revenues	6,850	3,246	143	80	59		(10,378)

Net operating revenues	7,981	11,672	628	718	3,809		(10,378)	14,430

Cost of sales	(2,717)	(9,899)	(408)	(507)	(3,479)		10,038	(6,972)
Depreciation, depletion and amortization	(487)	(159)	(38)	(51)	(13)	(10)		(758)
Exploration, including dry holes	(217)			(11)				(228)
Selling, general and administrative expenses	(66)	(332)	(79)	(56)	(177)	(232)	38	(904)
Research and development expenses	(45)	(19)	(6)			(21)		(91)

Cost and expenses	(3,532)	(10,409)	(531)	(625)	(3,669)	(263)	10,076	(8,953)

Results of non-consolidated companies		15	50	38		(1)		102
Debt expenses, net	(129)	121	3	24	(39)	336		316
Employee benefit expense		(1)			(8)	(253)		(262)
Other expenses, net	(86)	(154)	(366)	(1)	(9)	(110)		(726)

Income before income taxes and minority interest and accounting change	4,234	1,244	(216)	154	84	(291)	(302)	4,907

Income tax benefits (expense)	(1,399)	(398)	159	(23)	(32)	(49)	98	(1,644)
Minority interest		(16)	(178)	3	(1)			(192)

Income before accounting change	2,835	830	(235)	134	51	(340)	(204)	3,071

Cumulative effect of accounting change, net of income tax	697							697

Net income (loss)	3,532	830	(235)	134	51	(340)	(204)	3,768

	First semester of 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	914	5,762	347	447	3,273			10,743
Inter-segment net operating revenues	4,900	2,770	89	38	63		(7,860)

Net operating revenues	5,814	8,532	436	485	3,336		(7,860)	10,743

Cost of sales	(2,189)	(7,108)	(327)	(373)	(2,976)		7,517	(5,456)
Depreciation, depletion and amortization	(601)	(113)	(32)	(49)	(41)	(5)		(841)
Exploration, including dry holes	(186)			(23)				(209)
Selling, general and administrative expenses	(38)	(404)	(26)	(43)	(229)	(203)		(943)
Research and development expenses	(33)	(21)	(2)			(15)		(71)

Cost and expenses	(3,047)	(7,646)	(387)	(488)	(3,246)	(223)	7,517	(7,520)

Results of non-consolidated companies		(1)	2	(43)				(42)
Debt expenses, net	(234)	1	(183)	25	8	(6)		(389)
Employee benefit expense						(262)		(262)
Other expenses, net	(63)	9	(64)	24	(8)	(127)	14	(215)

Income before income taxes and minority interest	2,470	895	(196)	3	90	(618)	(329)	2,315

Income tax benefits (expense)	(839)	(301)	(35)	(32)	(37)	202	119	(923)
Minority interest		(6)	152		(15)	(37)		94

Net income	1,631	588	(79)	(29)	38	(453)	(210)	1,486

Other Expenses, Net By Segment

	First semester of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Provisions losses on financial exposure-Thermoplant			(205)					(205)
Institution Relations and Culture Projects		(1)				(38)		(39)
Unscheduled stoppages - plant and equipment	(47)	(34)						(81)
The Listing of P-34	(28)							(28)
Losses as a result of Legal Proceedings	(9)	(22)				(28)		(59)
Result of hedge operations with oil & oil by-products		(11)						(11)
Rent revenues					9			9
Losses from alcohol inventory - prior years		(25)						(25)
Expenses for oil and oil by-product transport - prior years		(29)						(29)
Production costs - prior years	(15)							(15)
Adjustment to market value of turbines for the thermoelectric plants			(114)					(114)
Other taxes	(5)	(13)	(6)	(8)	(23)	(100)		(155)
Effect of accounting change
Others	18	(19)	(41)	7	5	56		26

	(86)	(154)	(366)	(1)	(9)	(110)		(726)

	First semester of 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Contractual Contingencies with Thermoplants			(49)					(49)
Institution Relations and Culture Projects						(48)		(48)
Unscheduled stoppages - plant and equipment	(49)	(12)						(61)
Dividends		7						7
Losses as a result of Legal Proceedings	(21)	(5)				(17)		(43)
Petroleum & Alcohol Account Regularization						(6)		(6)
Other taxes		(13)	(4)	(4)	(18)	(137)		(176)
Others	7	32	(11)	28	10	81	14	161

	(63)	9	(64)	24	(8)	(127)	14	(215)

Selected Balance Sheet Data by Segment

	First semester of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	1,453	5,676	514	1,732	1,246	6,253	(2,883)	13,991

Cash and cash equivalents	2	435	53	449	43	4,617		5,599
Other currents assets	1,451	5,241	461	1,283	1,203	1,636	(2,883)	8,392

Property, plant and equipment, net	15,516	4,279	2,665	4,160	404	383		27,407

Investments in non-consolidated companies and other investments	9	281	149	496	21	81		1,037

Non-current assets	916	260	547	281	200	3,364	(2,276)	3,292

Petroleum and Alcohol Account						236		236
Government securities held-to-maturity						243		243
Other assets	916	260	547	281	200	2,885	(2,276)	2,813

Total assets	17,894	10,496	3,875	6,669	1,871	10,081	(5,159)	45,727

Selected Data for International Segment

	First semester of 2003 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	4,190	1,105	529	162	2,874	(2,191)	6,669

STATEMENT OF INCOME

Net Operating Revenues	240	532	48	274	6	(382)	718

Net operating revenues to third parties	90	220	48	274	6		638
Inter-segment net operating revenues	150	312				(382)	80

Net income	80	4	9	1	(4)	44	134

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896

Investments in non-consolidated companies and other investments	7	168	70	11	16	62		334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account						182		182
Government securities						176		176
Other assets	385	211	556	1,092	141	1,574	(1,054)	2,905

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2002)	1,638	349	39	160	1,479	(802)	2,863

STATEMENT OF INCOME (First semester of 2002)

Net Operating Revenues	128	432	15	189		(279)	485

Net operating revenues to third parties	38	205	15	189			447
Inter-segment net operating revenues	90	227				(279)	38

Net income	16	14		(24)	(35)		(29)

       This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

For further information, please contact:

Petróleo Brasileiro S.A. -
PETROBRAS and Subsidiaries
Consolidated Financial Information
As of June 30, 2003 and 2002 together with
Independent Accountants’ Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of
Petróleo Brasileiro S.A. - PETROBRAS:

  We have reviewed the accompanying unaudited consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at June 30, 2003 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six-month period then ended. These financial statements are the responsibility of the Company's management. The unaudited consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at June 30, 2002 (not presented herein) and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six-month period then ended were reviewed by other independent accountants whose report (dated August 2, 2002) stated that they were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of June 30, 2003 and for the six-month period then ended, for them to be in conformity with accounting principles generally accepted in the United States of America.

  The consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year then ended (not presented herein), were previously audited by other auditors in accordance with auditing standards generally accepted in the United States of America and in their report dated February 13, 2003, they expressed an unqualified opinion on those consolidated financial statements.

  As from January 1, 2003 the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations, see Note 3.

August 08, 2003

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars

	June 30,	December 31,
	2003	2002

Assets	(Unaudited)

Current assets

Cash and cash equivalents	5,599	3,301
Accounts receivable, net	2,827	2,267
Inventories	3,317	2,540
Deferred income tax	103	135
Recoverable taxes	927	672
Advances to suppliers	498	794
Other current assets	720	488

	13,991	10,197

Property, plant and equipment, net	27,407	18,224

Investments in non-consolidated companies and other investments	1,037	334

Other assets
Accounts receivable, net	330	188
Advances to suppliers	416	450
Petroleum and Alcohol Account - Receivable from Federal Government	236	182
Government securities	243	176
Marketable securities	350	208
Unrecognized pension obligation	38	61
Restricted deposits for legal proceedings and guarantees	566	290
Receivables from non-consolidated companies	192	181
Recoverable taxes	257	261
Goodwill in PEPSA and PELSA	183	-
Investment in PEPSA and PELSA	-	1,073
Other assets	481	193

	3,292	3,263

Total assets	45,727	32,018

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars (except number of shares)         (continued)

	June 30,	December
	2003	2002

Liabilities and stockholders’ equity	(Unaudited)

Current liabilities
Trade accounts payable	1,717	1,702
Income tax	347	119
Taxes payable, other than income taxes	1,913	1,682
Short-term debt	1,494	671
Current portion of long-term debt	929	727
Current portion of project financings	474	239
Capital lease obligations	341	349
Employee postretirement benefits	103	89
Payroll and related charges	394	283
Dividends payable	-	307
Accrued interest	180	120
Advances from customers	192	119
Ventures under consortium agreements	361	106
Other payables and accruals	615	432

	9,060	6,945

Long-term liabilities
Employees postretirement benefits	3,297	2,423
Project financings	4,036	3,800
Long-term debt	9,870	6,987
Capital lease obligations	1,767	1,907
Deferred income taxes	1,040	123
Contingencies	455	368
Provision for abandonment of wells	255	-
Other liabilities	286	300

	21,006	15,908

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars (except number of shares)         (continued)

	June 30,	December 31,
	2003	2002

Liabilities and stockholders’ equity	(Unaudited)

Minority interest	315	(136)

Commitments and contingencies (Note 15)
Stockholders’ equity
Shares authorized and issued (Note 12)
Preferred stock - 2003 - 462,369,507 shares (2002 -
451,935,669 shares)	2,973	2,459
Common stock - 2003 and 2002 - 634,168,418 shares	4,289	3,761
Capital reserve	112	89
Accumulated other comprehensive income
Cumulative translation adjustments	(14,373)	(17,306)
Amounts not recognized as net periodic pension cost	(1,674)	(1,361)
Unrealized gains (losses) on available-for-sale securities	26	(11)
Retained earnings : Appropriated	5,791	5,585
Unappropriated	18,202	16,085

	15,346	9,301

Total liabilities and stockholders’ equity	45,727	32,018

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month period
	ended June

	2003	2002

Sales of products and services	19,986	16,305
Less:
Value-added and other taxes on sales and services	(3,026)	(2,596)
CIDE (Note 7)	(2,530)	(2,966)

Net operating revenues	14,430	10,743

Cost of sales	(6,972)	(5,456)
Depreciation, depletion and amortization	(758)	(841)
Exploration, including exploratory dry holes	(201)	(209)
Selling, general and administrative expenses	(904)	(943)
Impairment	(27)	-
Research and development expenses	(91)	(71)

Total costs and expenses	(8,953)	(7,520)

Equity in results of non-consolidated companies	102	(42)
Financial income	213	674
Financial expense	(556)	(447)
Monetary and exchange variation on monetary assets and
liabilities, net	659	(616)
Employee benefit expense	(262)	(262)
Other taxes	(146)	(178)
Other expenses, net	(580)	(37)

	(570)	(908)

Income before income taxes and minority interest and accounting change	4,907	2,315

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)      (continued)

	Six-month period
	ended June

	2003	2002

Income tax expense
Current	(1,512)	(785)
Deferred	(132)	(138)

	(1,644)	(923)

Minority interest in results of consolidated subsidiaries	(192)	94

Income before effect of change in accounting principle	3,071	1,486

Cumulative effect of change in accounting principle, net of taxes	697	-

Net income for the period	3,768	1,486

Net income applicable to each class of shares
Common/ ADS	2,179	868
Preferred/ADS	1,589	618

Net income for the period	3,768	1,486

Basic and diluted earnings per share (Note 13)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	2.80	1.37
After effect of change in accounting principle	3.44	1.37
Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period
	ended June

	2003	2002

Cash flows from operating activities
Net income for the period	3,768	1,486
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation, depletion and amortization	731	1,022
Loss on property, plant and equipment	145	132
Minority interest in income of subsidiaries	193	(94)
Deferred income taxes	132	137
Foreign exchange and monetary loss	(336)	800
Cumulative effect of change in accounting principle,
net of taxes	(697)	-
Others	(42)	38
Decrease (increase) in assets
Accounts receivable, net	(78)	(693)
Petroleum and Alcohol Account	(10)	(57)
Interest receivable on government securities	(158)	(16)
Inventories	(81)	(660)
Advances to suppliers	399	(283)
Others	(9)	(386)
Increase (decrease) in liabilities
Trade accounts payable	(394)	164
Payroll and related charges	43	(72)
Taxes payable, other than income taxes	(223)	310
Income taxes	224	149
Employee postretirement benefits, net of unrecognized
pension obligation	139	215
Contingencies	77	12
Other liabilities	(23)	107

Net cash provided by operating activities	3,800	2,311

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period ended June 30,

	2003	2002

Cash flows from investing activities
Additions to property, plant and equipment	(2,532)	(2,379)
Effect on cash from merger with subsidiaries and affiliates	231	-
Investments	(37)	(119)
Others	(198)	(17)

Net cash used in investing activities	(2,536)	(2,515)

Cash flows from financing activities
Short-term debt, net issuances and repayments	342	(350)
Proceeds from issuance of long-term debt	1,859	549
Principal payments on long-term debt	(725)	(548)
Project financing payments	(100)	(284)
Payment of finance lease obligations	(296)	(96)
Dividends and interest on capital paid	(874)	(1,135)

Net cash provided by used in financing activities	206	(1,864)

Increase (decrease) in cash and cash equivalents	1,470	(2,068)
Effect of exchange rate changes on cash and cash equivalents	828	(986)
Cash and cash equivalents at beginning of period	3,301	7,360

Cash and cash equivalents at end of period	5,599	4,306

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)

	Six-month period ended June 30,

	2003	2002

Preferred stock (Note 12)
Balance at January 1	2,459	1,882
Capital increase with issue of preferred shares	130	-
Capital increase with undistributed earnings reserve	384	577

Balance at June 30	2,973	2,459

Common stock (Note 12)
Balance at January 1	3,761	2,952
Capital increase with undistributed earnings reserve	528	809

Balance at June 30	4,289	3,761

Capital reserve – fiscal incentive
Balance at January 1	89	128
Transfer from (to) unappropriated
retained earnings	23	(20)

Balance at June 30	112	108

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(17,306)	(11,854)
Change in the period	2,933	(2,970)

Balance at June 30	(14,373)	(14,824)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,361)	(1,867)
Decrease in additional minimum liability	(475)	513
Tax effect on above	162	(169)

Balance at June 30	(1,674)	(1,523)

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)       (continued)

	Six-month period ended June 30,

	2003	2002

Unrecognized gains (losses) on available-for-sale securities
Balance at January 1	(11)	13
Unrealized gains	56	(20)
Tax effect on above	(19)	7

Balance at June 30	26	-

Appropriated retained earnings

Legal reserve
Balance at January 1	643	768
Transfer from (to) unappropriated retained earnings	148	(141)

Balance at June 30	791	627

Undistributed earnings reserve
Balance at January 1	4,778	5,886
Capital increase	(912)	(1,386)
Transfer from (to) unappropriated retained earnings	932	(844)

Balance at June 30	4,798	3,656

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)       (continued)

	Six-month period ended June 30,

	2003	2002

Statutory reserve
Balance at January 1	164	215
Transfer from (to) unappropriated retained earnings	38	(40)

Balance at June 30	202	175

Total appropriated retained earnings	5,791	4,458

Unappropriated retained earnings

Balance at January 1	16,085	15,124
Net income for the period	3,768	1,486
Dividends (per share: 2002 - US$ 1.19 to common and preferred
Shares; 2001 - US$ 1.62 to common and preferred shares)	(510)	(989)
Appropriation to fiscal incentive reserve	(23)	20
Appropriation from (to) reserves	(1,118)	1,024

Balance at June 30	18,202	16,665

Total stockholders' equity	15,346	11,104

Comprehensive income is comprised as follows:

Net income for the period	3,768	1,486
Cumulative translation adjustments	2,933	(2,970)
Amounts not recognized as net periodic pension cost	(313)	344
Unrealized gain on available-for-sale securities	37	(13)

Total comprehensive income	6,425	(1,153)

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

1   Basis of Financial Statement Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting generally accepted in the United States of America (US GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and the notes thereto.

The consolidated financial statements as of June 30, 2003 and for the six-month period ended June 30, of 2003 and 2002, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results to be expected for the full year ending December 31, 2003.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has recently issued (i) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January 2003, (ii) SFAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145") in April 2002 and (iii) SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146") in July 2002.

FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest and when equity investors of that enterprise do have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period beginning after June 15, 2003.

The Company will adopt FIN 46 in its September 30, 2003 quarterly financial statements, with adoption effective July 1, 2003. There is a reasonable possibility that certain project financing arrangements in which the Company has an interest, together with certain thermoelectric project contracts, may be variable interest entities. A significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, are already included in the consolidated financial statements as these transactions qualify as capital leases. Adoption of FIN 46 is not expected to have a significant impact on the Company’s financial condition, results of operation and cash flows. See also discussion at Note 18, for maximum exposures related to thermoelectric plants, a number of which may be subject to consolidation under the rules of FIN 46.

SFAS 145 addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules, any gains or losses are reported on early extinguishment of debt as extraordinary items SFAS 145 requires an evaluation of whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement became effective for the Company as from 2003. Adoption of SFAS 145 did not have a significant impact on the Company’s financial condition, results of operations and cash flows.

SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occurs. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. Adoption of SFAS 146 did not have a significant impact on the Company’s financial condition, results of operations and cash flows.

Emerging Issues Task Force (EITF) 01-08 “Determining Whether an Arrangement Contains a Lease,” is applicable to arrangements entered into or modified in the first reporting period (annual or interim) beginning after May 28, 2003. This EITF expands former guidance respective to determination of whether an arrangement contains a lease that is within the scope ofFASB Statement No. 13, Accounting for Leases, and offers specific guidance related to transportation and other energy contracts that may qualify as leases. The guidance in Issue 01-8 is based on whether the arrangement conveys to the purchaserthe right to use a specific asset and gives criteria for when the definition of “right to use” is met. The Company has not yet assessed the impact of this EITF on its accounting for certain energy and transportation contracts held by the Company.

3   Accounting change

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies ("SFAS 19"). At the end of 2002, the cumulative amount accrued under SFAS 19 was US$ 1,166. This provision for abandonment was recognized as a component of accumulated DD&A as of December 31, 2002, with no separate liability being disclosed on the face of the financial statements. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which are typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and together are depreciated over the related useful lives. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US$ 1,056 reduction to the abandonment provision, and a US$ 359 increase in deferred income tax liabilities. Additionally, the change in accounting principle resulted in a US$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US $9 on proved developed properties. Further, at January 1, 2003, Petrobras established an abandonment liability respective to proved undeveloped reserves in the amount of US$ 44.

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

4   Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may involve the derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of June 30, 2003 and December 31, 2002, the Company had a fair value obligation of US$ 68 and US$ 80, respectively, associated with its EURO and Japanese Yen zero cost collar contracts.

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent to the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

(b) Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. During the six-month period ended June 30, 2003 and 2002, the Company carried out economic hedging activities on 41.8% and 37.9%, respectively, of its total traded volume (imports and exports) and recognized a loss of US$ 26 and a gain of US$ 25, respectively.

(c) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

5   Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable for the six-month period ended June 30, 2003 and 2002, are 25% for federal income tax and 9% for social contribution, respectively, which represent an aggregate rate of 34%.

Substantially all of the Company's taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial information.

	Six-month period ended June 30,

	2003	2002

Income before income taxes and minority interest	4,907	2,315

Income before income taxes and minority interest and accounting changes	4,907	2,315
Tax expense at statutory rates	(1,668)	(787)
Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(50)	(40)
Change in valuation allowance	140	(123)
Income taxes regarding abandonment liabilities adjustments related to the year ended
December 31, 2002	(61)	-
Others	(5)	27

Income tax expense per consolidated statement of income	(1,644)	(923)

6   Inventories

	June 30, 2003	December 31, 2002

Products
Oil products	1,250	982
Fuel alcohol	93	86

	1,343	1,068

Raw materials, mainly crude oil	1,112	990
Materials and supplies	812	482
Petrochemical products	50	-

	3,317	2,540

7    Receivable from Federal Government

(a) Background

The Petroleum and Alcohol Account - Receivable from the Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on the Company. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 2.62% per month for the six-month period ended June 30, 2003 and 1.22% per month for the six-month period ended June 30, 2002.

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation, until December 31, 2001, the Specific Parcel Price-PPE was presented as an adjustment to sales of basic oil products (gasoline, diesel oil and LPG). The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account.

After December 31, 2001 the expenses related to alcohol programs, approved by the Interministerial Council for Sugar and Alcohol are supported by a portion of the financial resources derived from collection of the CIDE, as stipulated in Law No. 10453 of May 13, 2002.

(b) Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was totally deregulated in its entity as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol accounts would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the price of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10453, of May 13, 2002, and ANP regulations.

(c) Changes in the Petroleum and Alcohol Account

The following summarizes the changes in the Petroleum and Alcohol Account for the six-month period ended June 30, 2003:

Six-month period ended June 30, 2003

Opening balance	182

Reimbursements to third parties: subsidies paid to fuel alcohol producers	5

Translation gain	49

Ending balance	236

(d) Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13, 2002, amended by Decree No. 4491 of November 29, 2002. On June 26, 2003 Provisional Measure 123, article 11, has extended the term of settlement of accounts involving reciprocal debits and credits between Petrobras and the Federal Government to June 30, 2004, in so doing, automatically extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

After completion of the audit, the amount of the notes used to guarantee the debit balance in existence on June 30, 2004, or of the securitized credits, will be adjusted to the new amount calculated, as established in Provisional Measure No. 2181-45 of August 24, 2001.

(e) National Treasury Bonds Series H (NTN-H)

On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the account. On June 27, 2003, the National Treasury Department Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, expired on June 30, 2003 and held in guarantee of payment of an eventual negative balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same characteristics but expiring on June 30, 2004. The value of the outstanding bonds at June 30, 2003 was US$ 59, at which time the balance of the Petroleum and Alcohol Account was US$ 236. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon the Company’s consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2004 and currently Petrobras has no other rights on those bonds, withdrawal or transfers are not allowed.

8 Investments in non-consolidated companies and other investments

The investment balance at June 30, 2003 has increased significantly from that of December 31, 2002, principally as the result of the acquisition of PECOM, as discussed in Note 16, and the consolidation of PECOM investments. The PECOM consolidation included a number of non-consolidated companies, with principal balances being related to Distrillic Inversora S.A, Oleoduto de Crudos Pesados Ltd., Empresa Boliviana de Refinacion S.A., and Inversora Mata.S.A.

9 Property, plant and equipment

The property, plant and equipment account at June 30, 2003 and December 31, 2002, respectively, includes US$ 672 and US$ 289 of assets under construction that are intended to be sold to third parties. These assets include thermoelectric plants, natural gas pipelines and other oil and gas projects. The Company intends to sell or transfer all or a portion of these assets to investors under structured financing deals, either retaining an interest or leasing the assets back under capital leases. Additionally, the property, plant and equipment account at June 30, 2003 and December 31, 2002, respectively, includes US$ 898 and US$ 653 of assets under agreements with investors.

10 Financings

(a) Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30, 2003	December 31, 2002

Import - oil and equipment	884	286
Working capital	565	385
Sale of future receivables	45	-

	1,494	671

(b) Long-term debt

• Composition

	June 30, 2003	December 31, 2002

Foreign currency
Notes	4,410	2,234
Financial institutions	2,351	2,240
Sale of future receivables	1,750	900
Suppliers' credits	638	876
Senior exchangeable notes	338	338

	9,487	6,588

Local currency
Debentures	653	500
National Economic and Social Development
Bank - BNDES (related party)	381	403
Debentures (related party)	237	188
Others	41	35

	1,312	1,126

	10,799	7,714
Current portion of long-term debt	(929)	(727)

	9,870	6,987

• Composition of foreign currency debt by currency

	June 30, 2003	December 31, 2002

Currencies
United States dollars	8,413	5,522
Japanese Yen	749	764
EURO	319	297
Others	6	5

	9,487	6,588

• Maturities of the principal of long-term debt

The long-term portion at June 30, 2003 becomes due in the following years:

2004	796
2005	841
2006	1,427
2007	1,582
2008	1,544
2009 and thereafter	3,610

9,870

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	June 30, 2003	December 31, 2002

Foreign currency
6% or less	3,824	3,080
Over 6% to 8%	2,233	1,220
Over 8% to 10%	3,429	2,287
Over 10% to 15%	1	1

	9,487	6,588

Local currency
6% or less	659	235
Over 6% to 8%	-	390
Over 10% to 15%	653	501

	1,312	1,126

	10,799	7,714

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

In May 2003, the PF Export Trust issued to the Company additional US$ 750,000 in Senior Trust Certificates and US$ 150,000 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550,000 bearing annual interest of 6.436% and due June 2015 and Series 2003-B of US$ 200,000 bearing annual interest due of 3.748% due in June 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December 2001.

11   Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The Company’s arrangements with respect to these projects are considered leasing transactions for accounting purposes. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company’s continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property, plant and equipment and the related obligation as a component of project financing.

The following summarizes the liabilities and the name of the fields where the projects were in progress at June 30, 2003 and December 31, 2002:

	June 30, 2003	December 31, 2002

Barracuda/Caratinga	1,716	1,481
Cabiúnas	846	673
Marlim	772	635
Espadarte/Voador/Marimbá (EVM)	443	575
Nova Marlim	585	508
Albacora	106	123
Pargo, Carapeba, Garoupa and Cherne (PCGC)	42	44

	4,510	4,039
Current portion of project financings	(474)	(239)

	4,036	3,800

At June 30, 2003, the long-term portion of project financings becomes due in the following years:

2004	403
2005	1,091
2006	802
2007	538
2008	538
2009 and thereafter	664

4,036

As of June 30, 2003 the amounts of commitments assumed arising from structured projects that will be reflected in future financial statements are presented as follows:

Barracuda/Caratinga	848
Cabiúnas	184

1,032

12   Capital Leases

The Company leases certain offshore platforms, vessels and thermoelectric plants, which are accounted for as capital leases. At June 30, 2003, these assets had a net book value of US$ 2,706 (US$ 2,499 at December 31, 2002).

The following is a schedule by year of the future minimum lease payments June 30, 2003:

2003, for the period July 1 to December 31, 2003	220
2004	382
2005	354
2006	307
2007	290
2008	278
2009 and thereafter	731

Estimated future lease payments	2,562

Less amount representing interest at 6.2% to 12.0% p.a.	(447)
Less amount representing executory costs	(7)

Present value of minimum lease payments	2,108

Less current portion	(341)

Long-term portion	1,767

13   Pension Plan

The determination of the expense and liability relating to the Company’s pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

The Company, and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence was available at December 31, 2002 to support a change, the Company chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.6% at December 31, 2002) is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations for measurement of defined benefit obligations, the Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

14   Stockholders’ Equity

The Company’s subscribed and fully paid-in capital at June 30, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares and, at December 31, 2002, consisted of 634,168,418 common shares and 451,935,669 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.76 per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002.

The Extraordinary Shareholders’ Meeting, held jointly with the Shareholders’ General Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567.010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 15.65 per share.

The dividends related to the fiscal year ended December 31, 2002, in the amount of US$ 510 (excluding the portion of interest on stockholders’ equity which was made available to shareholders on January 13, 2003), was made available to shareholders on May 5, 2003.

15   Basic and Diluted Earnings per Share

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month period ended June 30,

	2003	2002

Income before effect of change in accounting principle	3,071	1,486

Cumulative effect of change in accounting principle,
net of taxes	697	-

Net income for the period	3,768	1,486

Less priority preferred share dividends	(213)	(95)

Less common shares dividends, up to the priority preferred
shares dividends on a per-share basis	(293)	(134)

Remaining net income to be equally allocated to
common and preferred shares	3,262	1,257

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	2.80	1.37
After effect of change in accounting principle	3.44	1.37

16   Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A.( formerly known as Petrolera Perez Companc S.A. - PELSA)

On October 17, 2002, the Company PETROBRAS signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundación Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. ( currently known as Petrobras Energia Participaciones S.A – PEPSA) , and Petrolera Perez Companc S.A. ( currently known as Petrolera Entre Lomas S.A. - PELSA). In October 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the national antitrust agency (CNDC - Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

On May 13, 2003, the Argentine Antitrust Committee (Comissión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Deregulación y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA. and 39.67% of the capital stock of PELSA capital stock by PETROBRAS Participações S.L., a company controlled by PETROBRAS. As a result of the purchase of a 39.67% interest in the capital stock of Petrolera Entre Lomas S.A, together with the pick-up of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. By acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$183 generated by the transaction is attributed principally to downstream activities.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors including the potential effects of the economic situation of Argentina. The Company paid US$689 in cash and US$338 in bonds to the Perez-Companc family for the shares acquired of PEPSA and PELSA

The acquisition of PEPSA and PELSA were recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for the of PEPSA and PELSA acquisition was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, Bolívia, Brazil, Ecuador, Peru and Venezuela. Petrolera Entre Lomas S.A operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and Petrolera Entre Lomas S.A had occurred at the beginning of the periods presented.

(i) Consolidated Income Statements data for the six month period ended:

	2003		2002

	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)

Net operation revenues	14,430	15,116	10,743	11,290
Costs and expenses	(8,953)	(9,395)	(7,520)	(7,932)
Financial expenses, net	316	197	(389)	(1,066)
Others	(886)	(915)	(519)	(513)
Income tax expense	(1,644)	(1,650)	(923)	(920)
Minority interest	(192)	(234)	94	307
Cumulative effect of change in
accounting principles,
net of taxes	697	698	-	-
Net income for the period	3,768	3,817	1,486	1,166
Basic and diluted
earnings per share	3.44	3.48	1.37	1.07

17    Segment Information

The following presents the Company's assets by segment:

	Six-month period ended June 30, 2003

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	1,453	5,676	514	1,732	1,246	6,253	(2,883)	13,991

Cash and cash equivalents	2	435	53	449	43	4,617	-	5,599
Other current assets	1,451	5,241	461	1,283	1,203	1,636	(2,883)	8,392
Investments in non-consolidated companies and other investments	9	281	149	496	21	81	-	1,037

Property, plant and equipment, net	15,516	4,279	2,665	4,160	404	383	-	27,407

Non current assets	916	260	547	281	200	3,364	(2,276)	3,292

Petroleum and Alcohol Account	-	-	-	-	-	236	-	236
Government securities	-	-	-	-	-	243	-	243
Other assets	916	260	547	281	200	2,885	(2,276)	2,813

Total assets	17,894	10,496	3,875	6,669	1,871	10,081	(5,159)	45,727

	Six-month period ended June 30, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	700	432	102	83	860	(445)	1,732

Cash and cash equivalents	94	22	1	7	463	(138)	449
Other current assets	606	410	101	76	397	(307)	1,283
Investments in non-consolidated companies and other investments	84	75	27	2	493	(185)	496

Property, plant and equipment, net	3,265	568	215	65	47	-	4,160

Non current assets	141	30	185	12	1,474	(1,561)	281

Petroleum and Alcohol Account
Government securities
Other assets	141	30	185	12	1,474	(1,561)	281

Total assets	4,190	1,105	529	162	2,874	(2,191)	6,669

	Year ended December 31, 2002

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505	-	3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896
Investments in non-consolidated companies and other investments	7	168	70	11	16	62	-	334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226	-	18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account	-	-	-	-	-	182	-	182
Government securities	-	-	-	-	-	176	-	176
Other assets	385	211	556	1,092	141	1,574	(1,054)	2,905

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	Year ended December 31, 2002

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	374	215	37	109	201	(200)	736

Cash and cash equivalents	90	16	-	35	70	-	211
Other current assets	284	199	37	74	131	(200)	525
Investments in non-consolidated companies and other investments	9	-	-	2	-	-	11

Property, plant and equipment, net	835	126	11	49	3	-	1,024

Non current assets	420	8	(9)	-	1,275	(602)	1,092

Petroleum and Alcohol Account	-	-	-	-	-	-	-
Government securities	-	-	-	-	-	-	-
Other assets	420	8	(9)	-	1,275	(602)	1,092

Total assets	1,638	349	39	160	1,479	(802)	2,863

Revenues and net income by segment are as follows:

	Six-month period ended June 30, 2003

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,131	8,426	485	638	3,750	-	-	14,430
Inter-segment net operating revenues	6,850	3,246	143	80	59	-	(10,378)	-

Net operating revenues	7,981	11,672	628	718	3,809	-	(10,378)	14,430
Cost of sales	(2,717)	(9,899)	(408)	(507)	(3,479)	-	10,038	(6,972)
Depreciation, depletion and amortization	(487)	(159)	(38)	(51)	(13)	(10)	-	(758)
Exploration, including exploratory dry holes	(217)	-	-	(11)	-	-	-	(228)
Selling, general and administrative expenses	(66)	(332)	(79)	(56)	(177)	(232)	38	(904)
Research and development expenses	(45)	(19)	(6)	-	-	(21)	-	(91)

Costs and expenses	(3,532)	(10,409)	(531)	(625)	(3,669)	(263)	10,076	(8,953)
Equity in results of non-consolidated companies	-	15	50	38	-	(1)	-	102
Financial income (expenses), net	(129)	121	3	24	(39)	336	-	316
Employee benefit expense	-	(1)	-	-	(8)	(253)	-	(262)
Other expenses, net	(86)	(154)	(366)	(1)	(9)	(110)	-	(726)

Income (loss) before income taxes and minority interest and accounting change	4,234	1,244	(216)	154	84	(291)	(302)	4,907
Income tax benefits (expense)	(1,399)	(398)	159	(23)	(32)	(49)	98	(1,644)
Minority interest	-	(16)	(178)	3	(1)	-	-	(192)

Income before effect of change in accounting principle	2,835	830	(235)	134	51	(340)	(204)	3,071

Cumulative effect of change in accounting principle, net of taxes	697	-	-	-	-	-	-	697

Net income (loss)	3,532	830	(235)	134	51	(340)	(204)	3,768

	Six-month period ended June 30, 2003

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	90	220	48	274	6	-	638
Inter-segment net operating revenues	150	312	-	-	-	(382)	80

Net operating revenues	240	532	48	274	6	(382)	718
Cost of sales	(69)	(520)	(39)	(256)	(5)	382	(507)
Depreciation, depletion and amortization	(42)	(6)	-	(2)	(1)	-	(51)
Exploration, including exploratory dry holes	(11)	-	-	-	-	-	(11)
Selling, general and administrative expenses	(11)	(4)	-	(12)	(29)	-	(56)

Costs and expenses	(133)	(530)	(39)	(270)	(35)	382	(625)
Equity in results of non-consolidated companies	-	-	-	-	(6)	44	38
Financial income (expenses), net	1	(1)	-	-	24	-	24
Other expenses, net	(3)	-	-	(2)	4	-	(1)

	(2)	(1)	-	(2)	22	44	61
Income (loss) before income taxes and minority interest	105	1	9	2	(7)	44	154
Income tax benefits (expense)	(25)	-	-	(1)	3	-	(23)
Minority interest	-	3	-	-	-	-	3

Net income (loss)	80	4	9	1	(4)	44	134

	Six-month period ended June 30, 2002

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	914	5,762	347	447	3,273	-	-	10,743
Inter-segment net operating revenues	4,900	2,770	89	38	63	-	(7,860)	-

Net operating revenues	5,814	8,532	436	485	3,336	-	(7,860)	10,743
Cost of sales	(2,189)	(7,108)	(327)	(373)	(2,976)	-	7,517	(5,456)
Depreciation, depletion and amortization	(601)	(113)	(32)	(49)	(41)	(5)	(841)
Exploration, including exploratory dry holes	(186)	-	-	(23)	-	-	-	(209)
Selling, general and administrative expenses	(38)	(404)	(26)	(43)	(229)	(203)	-	(943)
Research and development expenses	(33)	(21)	(2)	-	-	(15)	-	(71)

Costs and expenses	(3,047)	(7,646)	(387)	(488)	(3,246)	(223)	7,517	(7,520)
Equity in results of non-consolidated companies	-	(1)	2	(43)	-	-	-	(42)
Financial income (expenses), net	(234)	1	(183)	25	8	(6)	-	(389)
Employee benefit expense	-	-	-	-	-	(262)	-	(262)
Other expenses, net	(63)	9	(64)	24	(8)	(127)	14	(215)

Income (loss) before income taxes and minority interest	2,470	895	(196)	3	90	(618)	(329)	2,315
Income tax benefits (expense)	(839)	(301)	(35)	(32)	(37)	202	119	(923)
Minority interest	-	(6)	152	-	(15)	(37)	-	94

Net income (loss)	1,631	588	(79)	(29)	38	(453)	(210)	1,486

	Six-month period ended June 30, 2002

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	38	205	15	189	-	-	447
Inter-segment net operating revenues	90	227	-	-	-	(279)	38

Net operating revenues	128	432	15	189	-	(279)	485
Cost of sales	(33)	(397)	(12)	(210)	-	279	(373)
Depreciation, depletion and amortization	(40)	(6)	-	(3)	-	-	(49)
Exploration, including exploratory dry holes	(23)	-	-	-	-	-	(23)
Selling, general and administrative expenses	(15)	(4)	-	(11)	(13)	-	(43)

Costs and expenses	(111)	(407)	(12)	(224)	(13)	279	(488)
Equity in results of non-consolidated companies	-	-	-	-	(43)	-	(43)
Financial income (expenses), net	12	(7)	(3)	-	23	-	25
Other expenses, net	8	3	-	(2)	15	-	24

Income (loss) before income taxes and minority interest	37	21	-	(37)	(18)	-	3
Income tax benefits (expense)	(20)	(8)	-	13	(17)	-	(32)
Minority interest	(1)	1	-	-	-	-	-

Net income (loss)	16	14	-	(24)	(35)	-	(29)

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information Expressed in Millions of United States Dollars (except when specifically indicated)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2003 and 2002 were as follows:

	Six-month period ended June 30,
	2003	2002

Exploration and production	1,577	1,486
Supply	608	362
Gas and energy	126	256
International
Exploration and production	110	115
Supply	6	6
Distribution	49	95
Corporate	56	59

	2,532	2,379

18 Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

	June 30, 2003	December 31, 2002

Labor claims	19	13
Tax claims	18	13
Civil claims	53	24

	90	50
Contractual contingencies - thermoelectric plants	226	205
Contingencies for joint liability	139	113

Total	455	368

As of June 30, 2003 and December 31, 2002, in accordance with Brazilian law, the Company had paid US$ 566 and US$ 290, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to the referenced contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At June 30, 2003 this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

(b) Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants in connection with the Brazilian Government’s Priority Thermoelectric Energy Program, summarized as follows:

(i) Thermoelectric Power Plants of the Merchant type

The Company has a commitment to make contingent payments for the Macaé Merchant, Eletrobolt and Termoceará thermoelectric power plants, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover such costs and expenses. On June 30, 2003, the maximum commitment was approximately US$ 1,706 for the period from 2003 to 2008.

(ii) Thermoelectric Power Plants with energy purchase commitments

In addition the Company has a commitment to supply natural gas for the production of energy at the Termorio, Termobahia, UEG Araucária, FAFEN Energia, Ibiritermo and Nova Piratininga thermoelectric power plants, and also to purchase part or all the energy generated by these plants at a price that remunerates invested capital. As of June 30, 2003, the maximum commitment was approximately US$ 2,019 for the period from 2003 to 2025.

Employing a discount rate of 12% per annum, the net present value of the maximum financial exposure as of June 30, 2003 of the energy segment is approximately US$ 1,950.

(iii) Contingent financial exposure

As a result of these commitments and based on available information and assumptions with regard to expected actual cash outflow exposures and status of in process contract negotiations to sell energy, the Company's Board of Directors approved the recognition of a provision for thermoelectric financial exposure contingencies amounting to US$ 205 for the fiscal year ended December 31, 2002.

On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision in the first quarter of 2003, as a result of the fact that planned levels of the expected sales of energy available through the Power Purchase Agreements (PPA’s) in 2003 together with expected levels of technical dispatch from the thermal plants were not realized. The balance of this provision as of June 30, 2003, after deducting the losses incurred in the six-month period ended on June 30, 2003 was US$226. It is management’s opinion that this provision is sufficient for the 2003 financial year to cover possible losses from the Company’s investments in thermoelectric power plants and related contingency payments. Management has not accrued a loss for financial exposures on thermoelectric contracts for periods subsequent to 2003, as market conditions are too uncertain to allow reasonable estimation of an accrual.

At June 30, 2003, PETROBRAS recorded a lower of cost or market adjustment, in the amount of US$ 115, with respect to gas turbo-generators (turbines), which the Company originally expected to use in connection with thermoelectric projects but which are no longer forecasted for use in such projects. The amount of this adjustment was recorded as a reduction to the balance of the related asset in the balance sheet.

c) Tax Assessments – Internal Revenue Service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 and 1999 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 (U.S.$1,066 million) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93(U.S. $ 32 million) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On July 28, 2003, the Company filed an appeal against this most recent tax assessment. No provision has been recorded respective to this claim as the Company believes the claim is without merit.

(d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO – (Programa de Excelência em Getão Ambiental e Segurança Operacional). Scheduled to be concluded in December 2003, the Company made expenditures of approximately US$ 1.9 billion from 2000 to June 30, 2003 under this program.

During the six-month period ended June 30, 2003 and 2002 the Company made expenditures of approximately US$ 317 and US$ 348 respectively, under this program, including US$ 118 and US$ 112 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

19 Subsequent Events

On July 2, 2003, the Company issued Global Notes of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.